PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS REPORTS

FIRST QUARTER 2016 RESULTS

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Company FFO per Unit Increases 24% to $0.31

All dollar references are in U.S. dollars, unless noted otherwise.

Brookfield, News, May 6, 2016 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (the “Partnership”) today announced financial results for the quarter ended March 31, 2016.

Financial Results

	Three months ended Mar. 31,
(US$ Millions, except per unit amounts)	2016	2015
Company FFO[1]	$217	$181
Net income attributable to unitholders[1,2]	$251	$833

Company FFO per unit[3]	$0.31	$0.25
Net income attributable to unitholders per unit[3]	$0.35	$1.17

Brookfield Property Partners reported Company FFO of $217 million ($0.31 per unit) for the quarter ended March 31, 2016 compared with $181 million ($0.25 per unit) for the same period in 2015. The year-over-year increase in Company FFO was driven primarily by higher net operating income from recently signed leases in our office portfolio, strong performance from our core retail business, and investments made in 2015. We also benefited from lower interest costs as a result of the repayment of the debt taken on to acquire 100% of Brookfield Office Properties and continue to generate quarter-over-quarter and sequential increases in accordance with expectations.

Net income attributable to unitholders for the quarter ended March 31, 2016 was $251 million ($0.35 per unit) versus $833 million ($1.17 per unit) for the same period in 2015. The decrease is mainly attributable to lower valuation gains realized in the first quarter of 2016.

“We had a solid start to 2016, posting strong financial results and continuing to execute on our capital recycling strategy, notably selling core assets in several of our major markets at premiums to our carrying IFRS values,” said Brian Kingston, chief executive officer. “Incremental revenue from signed leases and new investments will support further earnings and distribution growth in 2016 and 2017.”

1.	See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” sections below in this news release for the definition and components.
2.	Unitholders refers to holders of general partner units, limited partner units, limited partner units of Brookfield Property L.P., and limited partner units of Brookfield Office Properties Exchange LP.
3.	Company FFO per unit and net income attributable to unitholders per unit are calculated based on 711.2 million and 712.8 million units outstanding for the three months ended March 31, 2016 and 2015, respectively. See reconciliation of basic net income in the "Reconciliation of Non-IFRS Measures" section below in this news release.

Operating Highlights

Our core office operations generated Company FFO of $149 million in the quarter ended March 31, 2016 compared to $143 million in the same period in 2015. The increase in Company FFO for the quarter was primarily attributable to new leases at Brookfield Place New York which contributed $15 million in incremental income, partially offset by the impact of asset sales and weaker foreign currencies relative to the U.S. dollar. Occupancy in our core office portfolio finished the quarter at 92.0% on 1.5 million square feet of total leasing. We also continued to advance our development pre-leasing by signing Jefferies Group for 115,000 square feet as the second tenant at the 100 Bishopsgate development in London, bringing the project to 38% pre-leased.

Our core retail operations generated Company FFO of $111 million for the quarter ended March 31, 2016 compared to $103 million in the comparable period in 2015. The increase in Company FFO over the prior-year period was due to higher same-property NOI and lower interest expense. Core retail occupancy finished the first quarter of 2016 at 95.2%, a 110-basis-point increase from the same period in 2015. Retail leasing activity for the quarter totaled 5.1 million square feet, with average suite-to-suite rent spreads of 25% for leases commencing in 2016. Tenant sales (all less anchors) increased by 2.1% to $20.3 billion.

Our opportunistic investments generated Company FFO of $73 million for the quarter ended March 31, 2016 compared with $54 million in the comparable period in 2015. The increase in Company FFO over the prior year was largely a result of investments made in this sector in 2015, notably Associated Estates in the U.S., Center Parcs in the U.K., and a portfolio of office buildings in Brazil, which contributed to an increase in our capital allocated to this strategy by over $1 billion.

	Three months ended Mar. 31,
(US$ Millions)	2016	2015
Company FFO by segment
Core Office	$149	$143
Core Retail	111	103
Opportunistic	73	54
Corporate	(116)	(119)
Company FFO[1]	$217	$181

Net income attributable to unitholders by segment
Core Office	$83	$794
Core Retail	210	147
Opportunistic	111	76
Corporate	(153)	(184)
Net income attributable to unitholders[1]	$251	$833

1.	See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this news release for the definitions and components.

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Strategic Initiatives

During the first quarter we advanced a number of our capital recycling initiatives through the sales of:

•	Royal Centre in Vancouver on February 29 for net proceeds of C$285 million (C$236 million at BPY’s share).
•	Our 50% interest in World Square Shopping Centre in Sydney on February 8 for net proceeds of A$278 million.
•	Full or partial interests in four core retail assets in the month of January for net proceeds of approximately $250 million ($73 million at BPY’s share).
•	Hotel 1000 in Seattle on January 28 for net proceeds of $83.5 million ($23 million at BPY’s share).

In addition, subsequent to quarter-end we have closed or are in the process of closing on the sales of a 49% non-controlling interest in One New York Plaza in New York City, a 25% interest in Potsdamer Platz in Berlin, and a 50% interest in the office development at Principal Place in London which in total will net proceeds of over $1 billion.

The proceeds raised from asset sales were used to repay debt, invest in our active development pipeline and to fund new acquisitions, including:

•	In our core office business:
̶	A 51% interest in 15 Broad Street in Boston for $33 million ($8 million of equity) and, subsequent to quarter-end, a 10% interest in Aldgate Tower in London for £35 million (£15 million of equity).
̶	Land parcels zoned for urban multifamily development in Houston and Los Angeles for $50 million and, subsequent to quarter-end, 50% of an office development project in Washington, DC for $72.5 million.
•	In our core retail business:
̶	The remaining 25% interest in Spokane Valley Mall for $37.5 million ($10.8 million at BPY’s share).
•	In our opportunistic investing strategy:
̶	A self-storage operating platform and 108 self-storage assets in the United States for approximately $1 billion ($108 million of equity at BPY’s share).
̶	Vintage Estates in Napa Valley, CA – two hotels with 192 keys and 30,000 square feet of street retail for $197 million ($20 million of equity at BPY’s share), subsequent to quarter-end.
̶	A student housing business in the U.K. that owns a portfolio of 13 high-quality assets totaling 5,681 units for approximately £399 million (£37 million of equity at BPY’s share), subsequent to quarter-end.
̶	Entered into a merger agreement with Rouse Properties to acquire the remaining 67% interest in the company not already owned by BPY at a price of $18.25 per share. The transaction is subject to a shareholder vote currently scheduled for June 23, 2016. Should shareholders approve the transaction, it is expected to close early in the third quarter of 2016 and BPY’s forward interest in Rouse to be approximately 50%.

Balance Sheet Update

To continue to increase our balance sheet flexibility by increasing liquidity and extending the maturity of our debt, we executed on the following:

•	A new $2.45 billion revolving credit facility with a consortium of 15 banks. The facility is floating rate at LIBOR +1.70% for a three-year term.

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•	Asset-level financings totaling over $2 billion, including:
̶	Refinanced One New York Plaza with a $750 million loan from a consortium of banks, repaying the existing $340 million facility at closing. The new loan has a fixed rate of 3.05% for a five-year term.
̶	Refinanced 225 Liberty Street with a $900 million loan from a consortium of banks, repaying the existing $800 million facility at closing. The new loan has a fixed rate at 4.66% for a 10-year term.
•	Subsequent to quarter-end, through our wholly-owned office subsidiary, issued C$200 million of Class AAA Preferred Shares, Series CC, with proceeds to be used to redeem Series H capital securities that were redeemable on-demand by holders.

Unit Repurchase Program

Utilizing the in-place Normal Course Issuer Bid, the Partnership purchased 351,156 of its Limited Partnership units in the first quarter of 2016 at an average price of $19.53 per unit.

Distribution Declaration

Our Board of Directors has declared the quarterly distribution of $0.28 per unit payable on June 30, 2016 to unitholders of record at the close of business on May 31, 2016. The quarterly distributions are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution is based on the Bank of Canada noon exchange rate on the record date or, if this falls on a weekend or holiday, on the preceding business day.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly Letter to Unitholders and Supplemental Information Package can be accessed before the market open on May 6, 2016 at www.brookfieldpropertypartners.com. This additional information should be read in conjunction with this press release.

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Basis of Presentation

This news release and accompanying financial information make reference to net operating income (“NOI”), funds from operations (“FFO”), and Company funds from operations (“Company FFO”) on a total and per unit basis. NOI, FFO, and Company FFO (on a total and per unit basis) do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. Company FFO is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties and the FFO that would have been attributable to unitholders’ shares of GGP, if all outstanding warrants of GGP were exercised on a cash-less basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants. The Partnership uses NOI, FFO and Company FFO to assess its operating results. NOI is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The Partnership provides the components of NOI and a full reconciliation from net income to FFO and Company FFO with the financial information accompanying this press release. The Partnership reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

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In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred shares in determining the average number of units outstanding as the holders of mandatorily convertible preferred shares do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred shares in the basic average number of units outstanding.

Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $65 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes over 150 premier office properties and over 120 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality, and self-storage assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldpropertypartners.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $225 billion in assets under management.

Please note that BPY’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investors section of its website at www.brookfieldpropertypartners.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please visit https://itunes.apple.com/us/app/brookfield-property-partners/id1052584266?ls=1&mt=8 to download on your iPhone or iPad or https://play.google.com/store/apps/details?id=com.theirapp.brookfield for your Android mobile device.

Brookfield Contact:

Matthew Cherry

Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com

Conference Call and Quarterly Earnings Details

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Investors, analysts and other interested parties can access BPY’s 2016 First Quarter Results as well as the Letter to Unitholders and Supplemental Information on BPY’s website under the Investors section at www.brookfieldpropertypartners.com.

The conference call can be accessed via webcast on May 6, 2016 at 11:00 a.m. Eastern Time at www.brookfieldpropertypartners.com or via teleconference toll free 888-505-4377 or toll 719-325-2262, passcode: 7546445 at approximately 10:50 a.m. A recording of the teleconference can be accessed toll free 888-203-1112 or toll 719-457-0820, passcode: 7546445.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CONSOLIDATED BALANCE SHEET

	Mar. 31,	Dec. 31,
(US$ Millions)	2016	2015
Assets
Investment properties	$43,199	$41,599
Equity accounted investments in properties	17,202	17,638
Hospitality properties	4,925	5,016
Participating loan notes	498	449
Financial assets	1,582	1,412
Accounts receivable and other	3,940	3,912
Cash and cash equivalents	1,237	1,035
Assets held for sale	1,254	805
Total Assets	$73,837	$71,866
Liabilities and Equity
Corporate debt obligations	$1,142	$1,632
Funds subscription facilities	1,583	1,594
Asset-level debt obligations	27,127	25,938
Subsidiary borrowings	1,276	1,362
Capital securities	4,073	4,031
Deferred tax liability	3,277	3,107
Accounts payable and other liabilities	3,582	3,027
Liabilities associated with assets held for sale	478	242
Total liabilities	42,538	40,933
Equity
Limited partners	7,384	7,425
General partner	6	6
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	14,141	14,218
Limited partner units of Brookfield Office Properties Exchange LP	298	309
Interests of others in operating subsidiaries and properties	9,470	8,975
Total Equity	31,299	30,933
Total Liabilities and Equity	$73,837	$71,866

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CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended March 31
(US$ Millions, except per unit amounts)	2016	2015
Commercial property and hospitality revenue	$1,212	$1,080
Direct commercial property and hospitality expense	(576)	(533)
	636	547
Investment and other revenue	35	69
Share of net earnings from equity accounted investments	130	264
	801	880
Expenses
Interest expense	(416)	(374)
Depreciation and amortization	(64)	(36)
General and administrative expense	(131)	(110)
	190	360
Fair value gains, net	337	828
Income tax (expense) benefit	(87)	(179)
Net income	$440	$1,009

Net income attributable to:
Limited partners	$92	$298
General partner	-	-
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	155	512
Limited partner units of Brookfield Office Properties Exchange LP	4	23
Interests of others in operating subsidiaries and properties	189	176
	$440	$1,009

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RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended Mar. 31,
(US$ Millions, except per unit amounts)	2016	2015
Commercial property and hospitality revenue	$1,212	$1,080
Direct commercial property and hospitality expense	(576)	(533)
NOI	636	547
Investment and other revenue	35	69
Share of equity accounted income excluding fair value gains	218	171
Interest expense	(416)	(374)
General and administrative expense	(131)	(110)
Depreciation and amortization of non-real estate assets	(5)	(5)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(142)	(122)
FFO	195	176
Depreciation and amortization of non-real estate assets	6	5
Transaction costs	9	-
Gains/losses on disposition of non-investment properties	(6)	(11)
FFO from GGP Warrants[1]	13	11
Company FFO	$217	$181

FFO	195	176
Depreciation and amortization of real estate assets	(59)	(31)
Fair value gains, net	337	828
Share of equity accounted income - Non FFO	(88)	93
Income tax benefit (expense)	(87)	(179)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	(47)	(54)
Net income attributable to unitholders	251	833
Non-controlling interests of others in operating subsidiaries and properties	189	176
Net income	$440	$1,009

1.	Represents the FFO that would have been attributable to the Partnership’s shares of GGP, if all outstanding warrants of GGP were exercised on a cashless basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants.

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NET INCOME PER UNIT

	Three months ended
	Mar. 31, 2016			Mar. 31, 2015
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$ 251	711.2	$ 0.35	$ 833	712.8	$ 1.17
Number of units on conversion of preferred shares[1]	-	70.0	-	-	70.0	-
Basic per IFRS	251	781.2	0.32	833	782.8	1.06
Dilutive effect of conversion of capital securities and options	10	38.3	0.26	9	40.1	0.22
Fully-diluted per IFRS	$ 261	819.5	$ 0.32	$ 842	822.9	$ 1.02

1. IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.

	Three months ended
	Mar. 31, 2016			Mar. 31, 2015
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$ 251	711.2	$ 0.35	$ 833	712.8	$ 1.17
Dilutive effect of conversion of preferred shares[1]	29	70.0	0.41	29	70.0	0.41
Dilutive effect of conversion of capital securities and options	10	38.3	0.26	9	40.1	0.22
Fully-diluted per management	$ 290	819.5	$ 0.35	$ 871	822.9	$ 1.06

1.	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry, which would be anti-dilutive.

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